UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

 (Amendment No. _)

Dominion Minerals Corp.

(Name of Issuer) COMMON STOCK, PAR VALUE $.0001 PER SHARE
(Title of Class of Securities) 257455105
(CUSIP Number) Diego Roca Dominion Minerals Corp 410 Park Avenue – 15th Floor New York, New York 10022 Tel. No. (212) 537-9072, Extension 102
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) February 20, 2007
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 257455105	13D	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Pinchas Althaus
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / / (b) / /
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) / /
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,666,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 10,666,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,666,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.2%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 257455105	13D	Page 3 of 6 Pages

Item 1.

Security and Issuer.

This Statement on Schedule 13D relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”), of Dominion Minerals Corp., a Delaware corporation (the “Company”) and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Act”) The principal executive office and mailing address of the Company is 410 Park Avenue, 15th Floor, New York, NY, 10022.

Item 2.

Identity and Background.

(a)  This Statement on Schedule 13D is filed by Pinchas Althaus (the “Reporting Person”).

(b)  The business address of the Reporting Persons is 410 Park Avenue, 15th Floor, New York, NY, 10022.

(c)  Mr. Althaus is the Chief Executive Officer and Director of the Company.

(d) & (e) During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) nor during that time has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining the Reporting Person from future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or any finding of any violation with respect to such laws.

(f)  Mr. Althaus is a citizen of the United States.

Item 3.

Source and Amount of Funds or Other Consideration.

The Reporting Person acquired 1,500,000 shares of Common Stock as a result of the share exchange which was consummated on February 20, 2007 by and between the Company and Empire Gold, Inc., a Nevada corporation (“Nevada Subsidiary”), in consideration for the equal number of the shares of the Nevada Subsidiary held by the Reporting Person. On August 21, 2007, the Reporting Person received from the Company 3,000,000 shares of Common Stock, which were issued to him, valued at $0.001 per share, as compensation for his services. On November 25, 2007, pursuant to the Company’s 2007 Employee Incentive Plan, the Reporting Person received from the Company a grant of stock options to purchase 1,900,000 shares of Common Stock over a five-year term at an exercise price of $0.50 per share. On April 19, 2008, the Reporting Person received from the Company 2,000,000 shares of Common Stock, which were issued to him, valued at $0.5 per share, as compensation for his services. On February 5, 2009, the Reporting Person received from the Company a grant of 2,250,000 shares of Common Stock, which were issued to him, valued at $0.46 per share, as bonus and incentive compensation. On April 23, 2009 and April 24, 2009, the Reporting Person acquired 16,000 shares of Common Stock in the aggregate in the open market for a total consideration of $2,360.

Item 4.

Purpose of Transaction.

The Reporting Person acquired 10,650,000 shares of Common Stock including options to purchase 1,900,000 shares of Common Stock as described in Item 3 herein as a result of share exchange or as compensation for services. The Reporting Person acquired 16,000 shares in the open market for investment purposes.

The Reporting Person has no plans or proposals which would relate to or result in:

(a)

The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)

An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

CUSIP No. 257455105	13D	Page 4 of 6 Pages

(c)

A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)

Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e)

Any material change in the present capitalization or dividend policy of the Company;

(f)

Any other material change in the Company's business or corporate structure;

(g)

Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)

Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)

Any action similar to any of those enumerated above.

The Reporting Person reserves the right from time to time to acquire or dispose of shares of Common Stock, or to formulate other purposes, plans or proposals regarding the Company or securities of the Company held by the Reporting Person to the extent deemed advisable in light of general investment policies, market conditions and other factors.

Item 5 is amended to read in its entirety as follows:

Item 5.

Interest in Securities of the Issuer.

(a),(b)  As of the date hereof, the Reporting Person may be deemed to beneficially own 10,666,000 shares of Common Stock, including 1,900,000 shares of Common Stock issuable upon exercise of stock options.  The 10,666,000 shares represent approximately 14.2% of 73,103,518 shares of Common Stock outstanding as of May 19, 2009 as reported in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2009 that was filed on May 27, 2009.

(c) Other than transactions in the shares of Common Stock reported herein, no transactions in the Common Stock were effected during the past sixty days by any of the Reporting Persons.

(d)  Not applicable.

(e)  Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Other than as disclosed in Items 3 and 4, to the knowledge of the Reporting Person there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and among such persons and any other person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 257455105	13D	Page 5 of 6 Pages

Item 7.

Material to be Filed as Exhibits.

None.

CUSIP No. 257455105	13D	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                                                                          /s/ Pinchas Althaus

                                                                                         Pinchas Althaus

Date: August 4, 2009